Forever Young Technologies, Inc.
Statement of Cash Flows
(Unaudited)

	For the Period May 12, 2020 (Inception) to July 31, 2020
Cash flows from operating activities:	
Net loss	$ (12,000)
Changes in operating assets and liabilities:	
Net cash used in operating activities	(12,000)
Cash flows from investing activities	
SAAS platform development	(52,000)
Net cash used in investing activities	(52,000)
Cash flows from financing activities:	
Issuance of Common Stock	90
Founder Loan	63,910
Net cash provided by financing activities	64,000
Net cash increase for period	-
Cash at beginning of period	-
Cash at end of year	$ -

Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -